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August 2, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:      First American Investment Funds, Inc.
               File Nos. 033-16905 and 811-05309
               Preliminary Proxy Statement

Dear Sir or Madam:

      On behalf of First American Investment Funds, Inc. (the "Fund"), transmitted herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, is a preliminary proxy statement ("Proxy Statement") to be used in connection with the special meeting of the shareholders of International Fund, a series of the Fund, to be held on or about September 27, 2007 (the "Special Meeting"). The Proxy Statement consists of a notice of meeting, proxy statement and form of proxy.

      The Special Meeting will be held to consider the approval of a "manager-of-managers" structure for International Fund whereby the Advisor, under certain circumstances, will be able to add or replace sub-advisors to the Fund, or materially amend existing sub-advisory agreements, without obtaining shareholder approval.

      The definitive materials will be released to shareholders on or about August 20, 2007.

      If you have any questions or comments regarding the foregoing, please contact me at (612) 303-7987.

                                       Sincerely,

                                       /s/ Richard J. Ertel

                                       Richard J. Ertel
                                       Assistant Secretary